UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DATA I/O CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

237690102

(CUSIP Number)

Mr. David L. Kanen
Kanen Wealth Management LLC
10141 Sweet Bay Ct., Parkland, Florida 33076

Rick A. Werner, Esq.

Greg Kramer, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, NY 10112

(212) 659-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237690102	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kanen Wealth Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,774,680[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,774,680[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,680[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.26%
14.	TYPE OF REPORTING PERSON (see instructions) IA

1 Represents 1,774,680 shares of common stock of the Issuer (the “Common Stock”) held in customer accounts over which Kanen Wealth Management LLC (“KWM”) has discretionary voting and dispositive power pursuant to investment advisory agreements. David L. Kanen is the managing member of KWM and may be deemed to share voting and dispositive power over such shares with KWM.

CUSIP No. 237690102	13D/A	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David L. Kanen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 398,803[2]
	8.	SHARED VOTING POWER 1,774,680[3]
	9.	SOLE DISPOSITIVE POWER 398,803[2]
	10.	SHARED DISPOSITIVE POWER 1,774,680[3]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,483
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.27%
14.	TYPE OF REPORTING PERSON (see instructions) IN

2 Represents 398,803 shares of Common Stock held by Mr. Kanen for his own account.

3 Represents 1,774,680 shares of Common Stock held by Mr. Kanen for his own account and held in customer accounts over which KWM has discretionary voting and dispositive power pursuant to investment advisory agreements. Mr. Kanen is the managing member of KWM and may be deemed to share voting and dispositive power over such shares with KWM.

CUSIP No. 237690102	13D/A	Page 4 of 5 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D is filed by and on behalf of the Reporting Persons (as defined in Item 2) to amend the Schedule 13D relating to the common stock (the “Common Stock”) of Data I/O Corporation (the “Issuer”) previously filed by the Reporting Persons on August 8, 2016 (the “Schedule 13D”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. The address of the principal executive offices of the Issuer is:

6645 185th Ave NE, Suite 100

Redmond, Washington 98052

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Reporting Persons purchased the shares of Common Stock of the Issuer in the ordinary course of business. The Common Stock of the Issuer beneficially owned by KWM was acquired on behalf of the investment advisory clients of KWM under discretionary authority granted by KWM. In addition, Mr. Kanen purchased Common Stock of the Issuer for his own account. The aggregate amount of funds used to purchase all of the Common Stock reported in this filing totaled approximately $5,373,887. Because substantially all of the shares of Common Stock beneficially owned by KWM were acquired by customers prior to entering into investment advisory agreements with KWM, the aggregate amount of funds used to acquire the Common Stock set forth in this Item 3 is to the best knowledge of the Reporting Persons. In addition, none of the funds used to purchase the Common Stock of the Issuer were provided through borrowings of any nature.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) – (b) is hereby amended and restated in its entirety as follows:

(a)-(b)  KWM may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,774,680 shares of Common Stock which represent 22.26% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,774,680

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,774,680

Mr. Kanen may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 2,173,483 shares of Common Stock which represent 27.27% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 398,803

(ii) Shared power to vote or direct vote: 1,774,680

(iii) Sole power to dispose of or direct the disposition: 398,803

(iv) Shared power to dispose of or direct the disposition: 1,774,680

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is 7,971,287, which is the number of shares of Common Stock referred to by the Issuer in Form 10-Q, filed on August 15, 2016, for the period ended July 29, 2016.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Common Stock held in the Accounts.

In addition to the shares of Common Stock held in the Accounts over which Mr. Kanen shares voting and/or dispositive power with KWM, Mr. Kanen beneficially owns 398,803 shares of the Issuer’s Common Stock held for his own account.

CUSIP No. 237690102	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2016
Date
KANEN WEALTH MANAGEMENT LLC
/s/ David L. Kanen
Signature

David L. Kanen, Managing Member
Name/Title DAVID L. KANEN
/s/ David L. Kanen
Signature